FILED BY CENTENE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WELLCARE HEALTH PLANS, INC.

COMMISSION FILE NO. 001-32209

Below are frequently asked questions for employees of Centene Corporation that were distributed on March 27, 2019 in connection with Centene’s proposed acquisition of WellCare Health Plans, Inc.:

1.	What was announced?

•	We announced that Centene has entered into a definitive agreement to acquire WellCare.

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The combination of Centene and WellCare will create a premier healthcare enterprise focused on government-sponsored healthcare programs and a leader in Medicaid, Medicare and the Health Insurance Marketplace.

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The addition of WellCare is the next logical next step as we continue on our journey to provide access to high-quality healthcare, innovative programs and a wide range of affordable health solutions that help families and individuals get well, stay well and be well.

•	Together, the combined companies will have approximately 22 million members across all 50 states.

•	With the addition of WellCare, we expect to better serve members through enhanced healthcare programs, expanded capabilities, and continued investments in technology.

2.	Who is WellCare?

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Headquartered in Tampa, Fla., WellCare provides government-sponsored managed care services to families, children, seniors and individuals with complex medical needs through Medicaid, Medicare Advantage and Medicare Prescription Drug Plans.

•	WellCare serves more than 5.5 million members nationwide and it brings to Centene healthcare plans in Hawaii, Kentucky, and New Jersey and an enhanced presence in Michigan.

•	If you are interested in learning more about WellCare, you can visit www.wellcare.com.

3.	How does this fit into Centene’s strategy?

•	Centene has grown significantly over the years by staying true to our mission of helping people live healthier lives, diversifying and adding capabilities and markets.

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The addition of WellCare is the next logical step as we continue on our journey to provide access to high-quality healthcare, innovative programs and a wide range of affordable health solutions that help families and individuals get well, stay well and be well.

•	Like Centene, WellCare believes that affordable and quality healthcare is best delivered locally.

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WellCare brings to Centene a high-quality Medicare platform, increases our exposure to government sponsored healthcare solutions through its Medicare Advantage and Medicare Prescription Drug Plans and further extends our robust Medicaid offerings.

•	We will also benefit from leveraging Centene’s growing position in the Health Insurance Marketplace to new markets.

•	With the addition of WellCare, we expect to better serve members through enhanced healthcare programs, expanded capabilities and continued investments in technology.

4.	How does this impact our geographic footprint?

•	With the addition of WellCare, we will serve approximately 22 million members across all 50 states, making us the leader in government-sponsored healthcare and increasing our scale.

•	This transaction brings Centene healthcare plans in Hawaii, Kentucky, and New Jersey and an enhanced presence in Michigan.

•	WellCare will also expand its footprint into California and Ohio, and gain a significantly larger footprint in New York.

5.	What does this transaction mean for me?

•	We expect employees to benefit by being part of a larger and more diversified premier healthcare enterprise focused on government-sponsored healthcare programs with a national footprint.

•	Importantly, until the closing of this transaction, Centene and WellCare will continue to operate as independent companies.

•	As we work toward closing this transaction, it is business as usual at Centene and we should all remain focused on our day-to-day responsibilities and business objectives.

•	We are counting on you to continue helping our members live healthier lives.

6.	How will WellCare employees be integrated into the Centene organization?

•	It is still early in the process, and details regarding bringing together our organizations will be determined as part of our integration planning.

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As we bring our teams together, we will take the same thoughtful and comprehensive approach as we did with the Health Net and Fidelis Care transactions, including planning how we will join our capabilities and our people to realize the benefits of this transaction for our stakeholders.

7.	Do you anticipate any layoffs following the transaction?

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While this combination is in large part about growth and realizing the benefits of our enhanced scale, it will also be about leveraging our combined strengths, especially in markets where we both operate.

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Both Centene and WellCare have established proven track records of executing strategic transactions. As we bring our teams together, we will take the same thoughtful and comprehensive approach as we did with the Health Net and Fidelis Care combinations, including planning how we will join our capabilities and our people.

•	Importantly, Centene will continue to have a strong presence in our local markets and employees will have expanded opportunities for personal development and career growth.

8.	When is the transaction expected to close? What approvals are required?

•	Centene and WellCare expect to complete the transaction in the first half of 2020.

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The transaction is subject to approval by Centene and WellCare shareholders. It is also conditioned on clearance under the Hart-Scott Rodino Act, receipt of required state regulatory approvals and other customary closing conditions.

•	Importantly, until the closing of this transaction, Centene and WellCare will continue to operate as independent companies.

•	As we work toward closing this transaction, it is business as usual at Centene and we should all remain focused on our day-to-day responsibilities and business objectives.

9.	Who will lead the combined Company? Will there be changes to the management team?

•	After the closing of the transaction, Michael Neidorff will lead the combined company as Chairman and Chief Executive Officer.

•	Ken Burdick and Drew Asher, the CEO and CFO of WellCare are expected to join Centene’s senior management team in new positions created as a result of the acquisition.

•	The board of the combined company will consist of 11 members, nine of whom will be from the board of Centene and two of whom will be from the board of WellCare.

10.	Where will the combined company be headquartered?

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The combined company will be headquartered in St. Louis, the location of Centene’s headquarters, with operations throughout the country. This will include supporting substantial operations in WellCare’s home state of Florida, which is consistent with the size of the business and our commitment to a strong local approach.

11.	How will this transaction affect our relationship with members?

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This transaction has many benefits for members. We believe that, following closing, the combined company will have the size and scale to better serve members through enhanced healthcare programs, expanded capabilities, and continued investments in technology.

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Centene and WellCare will build on both companies’ strong commitments to the communities in which our employees and members live and work. Together, we intend on staying true to our mission of transforming the health of our communities, one person at a time.

•	That said, until the transaction closes, Centene and WellCare will continue to operate as usual as independent companies.

•	This means there will be no immediate impact on health plans, or changes in policies, coverage, network of providers or the way we work with members during this period.

12.	How will this transaction affect our relationship with providers?

•	It will be business as usual. Centene has strong relationships with providers, and we expect that to continue.

•	With increased scale and diversification and a broader membership base, we expect to be a more valuable partner to healthcare providers.

•	Importantly, this announced transaction will have no immediate impact on our providers. We will continue to manage and build our networks and work with providers and members as we always have.

13.	What do I say if I’m asked about the transaction?

•	We expect today’s announcement will lead to increased interest in Centene from the media and our investors.

•	It is important that our company speak with one voice.

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If anyone from the investment community or media contacts you, please do not comment on the transaction and forward all external inquiries to Marcela Hawn, SVP, Chief Communications Officer, at mediainquiries@centene.com.

14.	Where can employees obtain additional information? Who can I contact if I have more questions?

•	We will continue to keep you updated on important developments as we move through the transaction process.

•	If you have any additional questions, please submit them to inquiries@centene.com.

Cautionary Statement on Forward-Looking Statements

All statements, other than statements of current or historical fact, contained in this communication are forward-looking statements. Without limiting the foregoing, forward-looking statements often use words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “target,” “goal,” “may,” “will,” “would,” “could,” “should,” “can,” “continue” and other similar words or expressions (and the negative thereof). We intend such forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and Centene is including this statement for purposes of complying with these safe-harbor provisions. In particular, these statements include, without limitation, statements about Centene’s future operating or financial performance, market opportunity, growth strategy, competition, expected activities in completed and future acquisitions, including statements about the impact of Centene’s proposed acquisition of WellCare Health Plans, Inc. (the “WellCare Transaction”), Centene’s recent acquisition (the “Fidelis Care Transaction”) of substantially all the assets of New York State Catholic Health Plan, Inc., d/b/a Fidelis Care New York (“Fidelis Care”), investments and the adequacy of Centene’s available cash resources.

These forward-looking statements reflect Centene’s current views with respect to future events and are based on numerous assumptions and assessments made by us in light of Centene’s experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors Centene believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties and are subject to change because they relate to events and depend on circumstances that will occur in the future, including economic, regulatory, competitive and other factors that may cause Centene’s or its industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

All forward-looking statements included in this filing are based on information available to us on the date of this communication. Except as may be otherwise required by law, Centene undertakes no obligation to update or revise the forward-looking statements included in this communication, whether as a result of new information, future events or otherwise, after the date of this filing. You should not place undue reliance on any forward-looking statements, as actual results may differ materially from projections, estimates, or other forward-looking statements due to a variety of important factors, variables and events including, but not limited to, the following: (i) the risk that regulatory or other approvals required for the WellCare Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management’s time and Centene’s resources or otherwise have an adverse effect on Centene; (ii) the risk that Centene’s stockholders do not approve the issuance of shares of Centene common stock in the WellCare Transaction; (iii) the risk that WellCare’s stockholders do not adopt the merger agreement; (iv) the possibility that certain conditions to the consummation of the WellCare Transaction will not be satisfied or completed on a timely basis and accordingly the WellCare Transaction may not be consummated on a timely basis or at all; (v) uncertainty as to the expected financial performance of the combined company following completion of the WellCare Transaction; (vi) the possibility that the expected synergies and value creation from the WellCare Transaction will not be realized, or will not be realized within the expected time period; (vii) the exertion of management’s time and Centene’s resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for the WellCare Transaction; (viii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of the WellCare Transaction or that the integration of WellCare will be more difficult or time consuming than expected; (ix) the risk that potential litigation in connection with the WellCare Transaction may affect the timing or occurrence of the WellCare Transaction or result in significant costs of defense, indemnification and liability; (x) a downgrade of the credit rating of Centene’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; (xi) unexpected costs, charges or expenses resulting from the WellCare Transaction; (xii) the possibility that competing offers will be made to acquire WellCare; (xiii) the inability to retain key personnel; (xiv) disruption from the announcement, pendency and/or completion of the WellCare Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and (xv) the risk that, following the WellCare Transaction, the combined company may not be able to effectively manage its expanded operations.

Additional factors that may cause actual results to differ materially from projections, estimates, or other forward-looking statements include, but are not limited to, the following: (i) Centene’s ability to accurately predict and effectively manage health benefits and other operating expenses and reserves; (ii) competition; (iii) membership and revenue declines or unexpected trends; (iv) changes in healthcare practices, new technologies, and advances in medicine; (v) increased healthcare costs, (vi) changes in economic, political or market conditions; (vii) changes in federal or state laws or regulations, including changes with respect to income tax reform or government healthcare programs as well as changes with respect to the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act, collectively referred to as the Affordable Care Act (“ACA”), and any regulations enacted thereunder that may result from changing political conditions or judicial actions, including the ultimate outcome of the District Court decision in “Texas v. United States of America” regarding the constitutionality of the ACA; (viii) rate cuts or other payment reductions or delays by governmental payors and other risks and uncertainties affecting Centene’s government businesses; (ix) Centene’s ability to adequately price products on federally facilitated and state-based Health Insurance Marketplaces; (x) tax matters; (xi) disasters or major epidemics; (xii) the outcome of legal and regulatory proceedings; (xiii)

changes in expected contract start dates; (xiv) provider, state, federal and other contract changes and timing of regulatory approval of contracts; (xv) the expiration, suspension, or termination of Centene’s contracts with federal or state governments (including but not limited to Medicaid, Medicare, TRICARE or other customers); (xvi) the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; (xvii) challenges to Centene’s contract awards; (xviii) cyber-attacks or other privacy or data security incidents; (xix) the possibility that the expected synergies and value creation from acquired businesses, including, without limitation, the Fidelis Care Transaction, will not be realized, or will not be realized within the expected time period; (xx) the exertion of management’s time and Centene’s resources, and other expenses incurred and business changes required in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for acquisitions, including the Fidelis Care Transaction; (xxi) disruption caused by significant completed and pending acquisitions, including, among others, the Fidelis Care Transaction, making it more difficult to maintain business and operational relationships; (xxii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of acquisition transactions, including, among others, the Fidelis Care Transaction; (xxiii) changes in expected closing dates, estimated purchase price and accretion for acquisitions; (xxiv) the risk that acquired businesses, including Fidelis Care, will not be integrated successfully; (xxv) the risk that, following the Fidelis Care Transaction, Centene may not be able to effectively manage its expanded operations; (xxvi) restrictions and limitations in connection with Centene’s indebtedness; (xxvii) Centene’s ability to maintain the Centers for Medicare and Medicaid Services (CMS) Star ratings and maintain or achieve improvement in other quality scores in each case that can impact revenue and future growth; (xxviii) availability of debt and equity financing, on terms that are favorable to us; (xxxix) inflation; and (xxx) foreign currency fluctuations.

This list of important factors is not intended to be exhaustive. We discuss certain of these matters more fully, as well as certain other factors that may affect Centene’s business operations, financial condition and results of operations, in Centene’s filings with the Securities and Exchange Commission (the “SEC”), including Centene’s Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Due to these important factors and risks, Centene cannot give assurances with respect to Centene’s future performance, including without limitation Centene’s ability to maintain adequate premium levels or Centene’s ability to control its future medical and selling, general and administrative costs.

Important Additional Information and Where to Find It

In connection with the WellCare Transaction, Centene intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Centene’s common stock to be issued in the WellCare Transaction and a joint proxy statement for Centene’s and WellCare’s respective stockholders (the “Joint Proxy Statement”). Each of Centene and WellCare will send the Joint Proxy Statement to its stockholders and may file other documents regarding the WellCare Transaction with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement or any other document that Centene or WellCare may send to their respective stockholders in connection with the WellCare Transaction. INVESTORS AND SECURITY HOLDERS OF CENTENE AND WELLCARE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTENE, WELLCARE, THE WELLCARE TRANSACTION AND RELATED MATTERS. Investors and security holders of Centene and WellCare will be able to obtain free copies of the Registration Statement, the Joint Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about Centene and WellCare once those documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Centene and WellCare make available free of charge at www.Centene.com and www.ir.wellcare.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants In The Solicitation

Centene, WellCare and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Centene and WellCare in connection with the WellCare Transaction.

Information about the directors and executive officers of Centene is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 19, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 8, 2019, and on its website at www.centene.com.

Information about the directors and executive officers of WellCare is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 12, 2019, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 9, 2018, and on its website at www.ir.wellcare.com.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement and other materials to be filed with the SEC in connection with the WellCare Transaction when they become available. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of Centene or WellCare as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.